21 September 2010

Mr H Roger Schwall

Assistant Director

United States Securities & Exchange Commission

100 F Street, NE

WASHINGTON DC 20549-4628

Dear Mr Schwall

I acknowledge receipt of your letter of 15 September 2010 to Mr John Bevan, Chief Executive Officer, Alumina Limited.

We will require liaison with our joint venture partner Alcoa Inc as we prepare our response to one question.

Accordingly, I request an amended response time. I plan to provide the requested response within 14 days.

I would appreciate your acknowledgement of this amended response time.

Yours faithfully

/s/ JUDITH DOWNES
JUDITH DOWNES
CHIEF FINANCIAL OFFICER